                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                                   SINA.com
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Ordinary Shares, par value $0.133 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G81477 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott D. Clemens
                                Baker & McKenzie
                          14th Floor, Hutchison House
           10 Harcourt Road, Hong Kong Special Administrative Region
                                (852) 2846-1888
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 21, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G81477 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only).

      Sun Stone Media Group Limited
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      British Virgin Islands
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number Of                O
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned By                 8,706,524
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,706,524
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,706,524
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      19.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP NO.G81477 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Sun Stone New Media Limited (formerly Fastep Limited)
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      British Virgin Islands
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number Of                O
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned By                 8,706,524
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,706,524
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,706,524
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      19.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP NO.G81477 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Stone Electronic Technology Limited
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      Hong Kong Special Administrative Region
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number Of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned By                 8,706,524
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,706,524
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,706,524
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      19.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP NO.G81477 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Sun Media Investment Holdings Ltd. (formerly Best Universe Group Limited)
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      British Virgin Islands
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number Of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned By                 8,706,524
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,706,524
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,706,524
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      19.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP NO.G81477 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Stone Group Corporation
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      People's Republic of China
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number Of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned By                 8,706,524
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,706,524
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,706,524
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      19.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

CUSIP NO.G81477 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (Entities Only)

      Yang Lan
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group*
      (a)
      (b) X
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      People's Republic of China
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   Number Of                0
    Shares           -----------------------------------------------------------
 Beneficially         8.    Shared Voting Power
   Owned By                 8,706,524
     Each            -----------------------------------------------------------
   Reporting          9.    Sole Dispositive Power
    Person                  0
     With            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            8,706,524
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      8,706,524
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      19.0%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This Amendment No. 1 to Statement on Schedule 13D ("Amendment No. 1") relates to the Ordinary Shares, par value $0.133 per share (the "Ordinary Shares") of SINA.com, a Cayman Islands company (the "Company") and amends the Statement on
Schedule 13D filed by the Reporting Persons (as defined below) on November 16, 2001. The principal executive offices of the Company are located at Vicwood Plaza, Rooms 1801-4, 18th Floor, 199 Des Voeux Road, Central, Hong Kong Special Administrative Region.

Item 2. Identity and Background

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Amendment No. 1 on behalf of Sun Stone Media Group Limited, a British Virgin Islands company ("SSMG"), Sun Stone New Media Limited (formerly Fastep Limited), a British Virgin Islands company ("SSNM"), Stone Electronic Technology Limited, a Hong Kong company ("Stone Electronic"), Sun Media Investment Holdings Ltd. (formerly Best Universe Group Limited), a British Virgin Islands company ("Sun Media"), Stone Group Corporation, a collectively-owned enterprise established in the People's Republic of China ("Stone Group") and Yang Lan, a citizen of the People's Republic of China ("Ms. Lan") (each a "Reporting Person" and collectively, the "Reporting Persons").

SSMG

   (a)   Name: Sun Stone Media Group Limited
   (b) Address of Principal Place of Business and Office: 27th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
   (c)   Principal Business: Investment holding
   (d)   Place of Organization: British Virgin Islands

Officers and Directors: See Exhibit 99.1 attached hereto, which is incorporated herein by reference with respect to each executive officer and director of SSMG.

During the last five years, neither SSMG nor, to the best knowledge of SSMG, any of the persons listed in Exhibit 99.1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SSMG or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SSNM

   (a)   Name: Sun Stone New Media Limited (formerly Fastep Limited)
   (b) Address of Principal Place of Business and Office: 27th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
   (c)   Principal Business: Investment holding
   (d)   Place of Organization: British Virgin Islands

Officers and Directors: See Exhibit 99.2 attached hereto, which is incorporated herein by reference with respect to each executive officer and director of SSNM.

During the last five years, neither SSNM nor, to the best knowledge of SSNM, any of the persons listed in Exhibit 99.2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which SSNM or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

STONE ELECTRONIC

   (a)   Name: Stone Electronic Technology Limited
   (b) Address of Principal Place of Business and Office: 27th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong Special Administrative Region
   (c)   Principal Business: Investment holding
   (d)   Place of Organization: Hong Kong Special Administrative Region

Officers and Directors: See Exhibit 99.3 attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Stone Electronic.

During the last five years, neither Stone Electronic nor, to the best knowledge of Stone Electronic, any of the persons listed in Exhibit 99.3 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Stone Electronic or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SUN MEDIA

   (a) Name: Sun Media Investment Holdings Ltd. (formerly Best Universe Group Limited)
   (b) Address of Principal Place of Business and Office: No. 387, Yong Jia Road, Shanghai 200031, People's Republic of China
   (c)   Principal Business: Investment holding
   (d)   Place of Organization: British Virgin Islands

Officers and Directors: See Exhibit 99.4 attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Sun Media.

During the last five years, neither Sun Media nor, to the best knowledge of Sun Media, any of the persons listed in Exhibit 99.4 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Sun Media or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

STONE GROUP

   (a)   Name: Stone Group Corporation
   (b) Address of Principal Place of Business and Office: No. 2 Haidian Road, Zhongguancun, Beijing 100080, People's Republic of China
   (c)   Principal Business: Technology business and investment holding
   (d)   Place of Organization: People's Republic of China

Officers and Directors: See Exhibit 99.5 attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Stone Group.

During the last five years, neither Stone Group nor, to the best knowledge of Stone Group, any of the persons listed in Exhibit 99.5 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Stone Group or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MS. LAN

   (a)   Name: Yang Lan
   (b) Business Address: No. 387, Yong Jia Road, Shanghai 200031, People's Republic of China
   (c) Principal Occupation: Director and Chairman of Sun Media Group Holdings Limited (formerly Sun Television Cybernetworks Holdings Limited)
   (d)   Citizenship:  People's Republic of China

During the last five years, Ms. Lan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ms. Lan was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration


In 2001, Stone Electronic formed a new entity SSNM as the holding company for SSMG, a newly formed entity owned 100% by SSNM. On November 13, 2001, affiliates of Stone Group (the "Stone Entities") transferred 4,883,580 Ordinary Shares to SSMG. Of the Ordinary Shares transferred, the Stone Entities (i) acquired 1,820,493 Ordinary Shares as a result of a distribution to shareholders upon the dissolution of Brilliant Future Group in September 1999, (ii) purchased 628,301 Ordinary Shares from Everbuilt Investments Limited, an unrelated entity, in November 1999, (iii) acquired 1,392,286 Ordinary Shares transferred from Beijing Stone Electronic Technology Limited, an affiliate, in December 2000, and (iv) purchased 1,042,500 Ordinary Shares from open market purchases in June and August 2001.

On November 11, 2001, Sun Media and SSNM entered into an agreement whereby Sun Media agreed to contribute 4,592,944 Ordinary Shares and procure Ms. Lan to transfer the right to receive up to 3,280,674 Ordinary Shares through March 31, 2003, based upon certain performance objectives of Sun Media Group Holdings Limited (formerly Sun Television Cybernetworks Holdings Limited) (the "Earnout Right"), or such shares upon their issuance (the "Earnout Shares") to SSNM for a 49% ownership interest in SSNM. On November 29, 2001, Sun Media contributed the 4,592,944 Ordinary Shares to SSNM, which subsequently transferred the Ordinary Shares to SSMG. Pursuant to that certain Deed of Undertaking executed by Ms. Lan on November 29, 2001 at completion of the transfer of 4,592,944 Ordinary Shares from Sun Media to SSNM, Ms. Lan agreed to transfer the Earnout Right or the Earnout Shares, as the case may be, to SSNM or such other party as nominated by SSNM. Sun Media and Ms. Lan acquired the 4,592,944 Ordinary Shares and the Earnout Right, respectively, from the Company in September 2001.


On April 18, 2002, the Company and Ms. Lan agreed to terminate the Earnout Right. On May 2, 2002, SSNM and Ms. Lan entered into a Deed of Cancellation, whereby Ms. Lan delivered HK$1.00 to SSNM and both parties agreed to terminate the Deed of Undertaking.

SSMG sold an aggregate of 770,000 Ordinary Shares pursuant to Rule 144 as follows:

    February 19, 2003 - 135,000 Ordinary Shares at an average sales price per share of $7.0661 (based on range of $7.01 to $7.15);

    February 20, 2003 - 201,000 Ordinary Shares at an average sales price per share of $7.0792 (based on range of $7.01 to $7.2663);

    February 21, 2003 - 134,000 Ordinary Shares at an average sales price per share of $7.0409 (based on range of $7.01 to $7.15);

    February 26, 2003 - 112,732 Ordinary Shares at an average sales price per share of $7.2249 (based on range of $7.11 to $7.35); and

    March 13, 2003 - 187,268 Ordinary Shares at an average sales price per share of $7.1106 (based on range of $7.03 to $7.21).

Item 4. Purpose of Transaction

On November 16, 2001, the Reporting Persons filed a Statement on Schedule 13D stating that the Reporting Persons desired to designate a majority of the Company's Board of Directors with a view toward influencing the business affairs of the Company in a manner they believed would maximize shareholder values. As of the date of this Amendment No. 1, it is not the present intention of the Reporting Persons to pursue this prior objective.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Subject to compliance with applicable laws, the Reporting Person may acquire additional Ordinary Shares (subject to availability of Ordinary Shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. The Reporting Persons reserve the right to dispose of some or all of their Ordinary Shares in the open market or in privately negotiated transactions to one or more purchasers, or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

Except as set forth above, as of the date of this Amendment No. 1, none of the Reporting Persons has any plans or proposals, which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b) The percentages calculated in this Item 5 are based upon 45,927,452 Ordinary Shares outstanding as of October 31, 2002, as stated in the Company's report on Form 10-Q filed on November 14, 2002.

SSMG

SSMG directly beneficially owns 8,706,524 Ordinary Shares.

   (a) Amount Beneficially Owned: 8,706,524
   (b) Percent of Class: 19.0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 8,706,524
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 8,706,524

SSNM

SSNM owns 100% of the equity of SSMG and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

   (a) Amount Beneficially Owned: 8,706,524
   (b) Percent of Class: 19.0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 8,706,524
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 8,706,524

STONE ELECTRONIC

Stone Electronic owns 51% of the equity of SSNM and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

   (a) Amount Beneficially Owned: 8,706,524
   (b) Percent of Class: 19.0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 8,706,524
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 8,706,524

SUN MEDIA

Sun Media owns 49% of the equity of SSNM and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

   (a) Amount Beneficially Owned: 8,706,524
   (b) Percent of Class: 19.0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 8,706,524
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 8,706,524

STONE GROUP

Stone Group owns 100% of the equity of Wise Expand Development Limited, a Hong Kong company, which in turn, directly owns approximately 7.62% of the equity of Stone Electronic, and 6.7% of the equity of Beijing Stone Investment Company Limited, a limited liability company established in the People's Republic of China, which in turn, directly owns approximately 33.97% of the equity of Stone Electronic and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

   (a) Amount Beneficially Owned: 8,706,524
   (b) Percent of Class: 19.0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 8,706,524
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 8,706,524

MS. LAN

Ms. Lan owns 100% of the equity of Sun Media and, as a result, indirectly beneficially owns the Ordinary Shares directly beneficially owned by SSMG.

   (a) Amount Beneficially Owned: 8,706,524
   (b) Percent of Class: 19.0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 8,706,524
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 8,706,524

By reason of their relationship, SSNM, Stone Electronic, Sun Media, Stone Group and Ms. Lan may be deemed to share voting and dispositive power with respect to Ordinary Shares owned by SSMG.

To the best knowledge of SSMG, SSNM, Stone Electronic, Sun Media and Stone Group, none of the persons listed in Exhibits, 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, beneficially owns any securities of the Company except as set forth below:

MR. YONGJI DUAN

Mr. Yongji Duan holds options to purchase 142,500 Ordinary Shares that are exercisable within sixty days.

   (a) Amount Beneficially Owned: 142,500
   (b) Percent of Class: 0.3%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 142,500
       (ii) shared power to vote or to direct the vote: 0
       (iii) sole power to dispose or to direct the disposition of: 142,500
       (iv) shared power to dispose or to direct the disposition of: 0

MR. BRUNO WU

Mr. Bruno Wu was granted options to purchase 37,500 Ordinary Shares in September 2001. Those options lapsed after Mr. Wu did not exercise such options following his resignation as a director of the Company in April 2002. Mr. Wu's spouse, Ms. Lan, and a company owned 100% by Ms. Lan, Sun Media, are Reporting Persons. Mr. Wu disclaims all beneficial ownership of any Ordinary Shares beneficially owned by Ms. Lan or Sun Media.

   (a) Amount Beneficially Owned: 0
   (b) Percent of Class: 0%
   (c) Number of shares as to which such person has:
       (i) sole power to vote or to direct the vote: 0
       (ii) shared power to vote or to direct the vote: 0
       (iii) sole power to dispose or to direct the disposition of: 0
       (iv) shared power to dispose or to direct the disposition of: 0

(c)

SSMG sold an aggregate of 770,000 Ordinary Shares pursuant to Rule 144 as follows:

    February 19, 2003 - 135,000 Ordinary Shares at an average sales price per share of $7.0661 (based on range of $7.01 to $7.15);

    February 20, 2003 - 201,000 Ordinary Shares at an average sales price per share of $7.0792 (based on range of $7.01 to $7.2663);

    February 21, 2003 - 134,000 Ordinary Shares at an average sales price per share of $7.0409 (based on range of $7.01 to $7.15);

    February 26, 2003 - 112,732 Ordinary Shares at an average sales price per share of $7.2249 (based on range of $7.11 to $7.35); and

    March 13, 2003 - 187,268 Ordinary Shares at an average sales price per share of $7.1106 (based on range of $7.03 to $7.21).

To the best knowledge of the Reporting Persons, and except as described in Item 5(c) herein, none of the Reporting Persons or, to the best knowledge of SSMG, SSNM, Stone Electronic, Sun Media and Stone Group, any person named in Exhibit 99.1, 99.2, 99.3, 99.4 or 99.5, respectively, has effected any transactions in the Company's Ordinary Shares during the period which commenced sixty days prior to the date of the event which triggered the filing of this Amendment No. 1 and ends on the date of the filing of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to that certain Deed of Undertaking executed by Ms. Lan on November 29, 2001 at completion of the transfer of 4,592,944 Ordinary Shares from Sun Media to SSNM as set forth in Item 3, Ms. Lan agreed to transfer the Earnout Right or the Earnout Shares, as the case may be, to SSNM or such other party as nominated by SSNM. On April 18, 2002, the Company and Ms. Lan agreed to terminate the Earnout Right. On May 2, 2002, SSNM and Ms. Lan entered into a Deed of Cancellation, whereby Ms. Lan delivered HK$1.00 to SSNM and both parties agreed to terminate the Deed of Undertaking.

To the best knowledge of the Reporting Persons, and except as described in Item 6 herein, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

Item 7. Material to Be Filed as Exhibits

Exhibit and Description

Exhibit 99.1 - Executive Officers and Directors of SSMG.
Exhibit 99.2 - Executive Officers and Directors of SSNM.
Exhibit 99.3 - Executive Officers and Directors of Stone Electronic.
Exhibit 99.4 - Executive Officers and Directors of Sun Media.
Exhibit 99.5 - Executive Officers and Directors of Stone Group.
Exhibit 99.6 - Consent to filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.

                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 21, 2003

Sun Stone Media Group Limited

By:  /s/ Yongji Duan
Name:  Yongji Duan
Title:  Director

Sun Stone New Media Limited

By:  /s/ Yongji Duan
Name:  Yongji Duan
Title:  Director

Stone Electronic Technology Limited

By:  /s/ Yongji Duan
Name:  Yongji Duan
Title:  Director

Sun Media Investment Holdings Ltd.

By:  /s/ Yang Lan
Name:  Yang Lan
Title:  Director

Stone Group Corporation

By:  /s/ Yongji Duan
Name:  Yongji Duan
Title:  Director

Yang Lan

/s/ Yang Lan